Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CSS Industries, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-118008, 333-190339, 333-190340 and 333-215981) on Form S-8 of CSS Industries, Inc. of our reports dated May 31, 2019, with respect to the consolidated balance sheets of CSS Industries, Inc. and subsidiaries as of March 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders’ equity for each of the years in the three-year period ended March 31, 2019, and the related notes and financial statement schedule II - valuation and qualifying accounts (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of March 31, 2019, which reports appear in the March 31, 2019 annual report on Form 10-K of CSS Industries, Inc.

/s/ KPMG LLP

May 31, 2019
Philadelphia, Pennsylvania